MIGENIX Inc.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited—in thousands of Canadian dollars)	January 31, 2008 $	April 30, 2007 $
Basis of presentation and going concern uncertainty (note 1)
ASSETS Current
Cash and cash equivalents	1,864	2,945
Short-term investments	6,063	12,365
Amounts receivable	282	225
Government assistance receivable	818	616
Prepaid expenses and deposits	235	404
Total current assets	9,262	16,555
Long-term investments	1	1
Property and equipment	1,088	881
Intangible assets (note 4)	1,006	1,671
Deferred transaction costs (note 6)	-	473
	11,357	19,581

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities (note 5)	2,124	1,958
Total current liabilities	2,124	1,958

Convertible royalty participation units (note 6)	5,705	4,847
Preferred shares (note 7)	-	115
Total liabilities	7,829	6,920
Shareholders’ equity
Common shares (note 9[a][i])	125,156	124,994
Equity portion of convertible royalty participation units (note 6)	4,554	4,554
Contributed surplus (note 9[a][ii])	8,056	7,830
Deficit	(134,238)	(124,717)
Total shareholders’ equity	3,528	12,661
	11,357	19,581

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—in thousands of Canadian dollars except share and per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2008 $	2007 $	2008 $	2007 $
REVENUE Research and development collaboration (note 10)	-	19	6	19
	-	19	6	19
EXPENSES Research and development (note 5 & 12) General and corporate Amortization Write-down of intangible assets (note 4)	1,558 902 173 474	2,118 854 234 3,316	5,015 2,732 427 474	5,624 2,659 693 3,316
	3,107	6,522	8,648	12,292
Loss before other income (expense)	(3,107)	(6,503)	(8,642)	(12,273)
Other income (expense) Accretion of convertible royalty participation units and amortization of transaction costs (note 6) Interest income Foreign exchange gain (loss)	(485) 106 62	(389) 170 (4)	(1,331) 376 76	(1,108) 444 13
	(317)	(223)	(879)	(651)
Loss and comprehensive loss for the period Deficit, beginning of period	(3,424) (130,814)	(6,726) (114,863)	(9,521) (124,717)	(12,924) (108,665)
Deficit, end of period	(134,238)	(121,589)	(134,238)	(121,589)
Basic and diluted loss per common share (note 9[f])	(0.04)	(0.08)	(0.10)	(0.16)
Weighted average number of common shares outstanding (in thousands – note 9[f])	94,464	87,497	94,464	78,767

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended January 31,		Nine months ended January 31,
(Unaudited—in thousands of Canadian dollars)	2008 $	2007 $	2008 $	2007 $
OPERATING ACTIVITIES
Loss for the period	(3,424)	(6,726)	(9,521)	(12,924)
Items not affecting cash:
Amortization	173	234	427	693
Write-down of intangible assets	474	3,316	474	3,316
Stock-based compensation	51	47	236	282
Issuance of deferred share units	-	-	-	96
Accretion of convertible royalty participation units and amortization of transaction costs (note 6)	485	389	1,331	1,108
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(1)	(9)	101	(49)
Amounts receivable	26	(97)	(57)	(151)
Government assistance receivable	(73)	(233)	(202)	(317)
Prepaid expenses and deposits	21	(99)	169	(116)
Accounts payable and accrued liabilities	(180)	1,002	43	521
Cash used in operating activities	(2,448)	(2,176)	(6,999)	(7,541)

FINANCING ACTIVITIES
Issuance of convertible royalty participation units (note 6)	-	-	-	7,732
Issuance of common shares, net of issue costs	-	10,133	-	10,133
Proceeds on exercise of stock options	-	-	-	10
Proceeds on exercise of warrants	-	17	36	172
Repayment of capital lease obligation	-	-	-	(5)
Cash provided by financing activities	-	10,150	36	18,042

INVESTING ACTIVITIES
Funds from short-term investments	4,103	5,475	17,408	11,149
Purchase of short-term investments	(5,530)	(13,761)	(11,207)	(22,246)
Proceeds on disposal of equipment	-	-	12	-
Purchase of property and equipment	(147)	(30)	(331)	(201)
Cash provided by (used in) investing activities	(1,574)	(8,316)	5,882	(11,298)

(Decrease) increase in cash and cash equivalents	(4,022)	(342)	(1,081)	(797)
Cash and cash equivalents, beginning of period	5,886	5,288	2,945	5,743
Cash and cash equivalents, end of period	1,864	4,946	1,864	4,946

Supplemental cash flow information
Issuance of common shares on conversion of preferred shares for milestone payment (notes 7 and 9[a][i])	-	-	115	-

See accompanying notes

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

1.

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2007 with the exception of the adoption of the accounting policies described in note 2.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

The Company has incurred significant losses since inception and as at January 31, 2008 had an accumulated deficit of $134,238,000. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2. CHANGES IN ACCOUNTING POLICIES

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”);  Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”).

The new standards and accounting policy changes are as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (continued)

[a] Accounting Changes (Section 1506)

This new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective May 1, 2007 had no impact on these unaudited interim consolidated financial statements.

[b] Comprehensive Income (Section 1530)

Section 1530 establishes standards for the reporting and presentation of comprehensive income/loss. Other comprehensive income/loss refers to items recognized in comprehensive income/loss that are excluded from net income/loss in accordance with Canadian generally accepted accounting principles. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments.

As at May 1, 2007 and for the three and nine month periods ended January 31, 2008, the Company does not have any items that should be presented in other comprehensive income/loss. Therefore, net loss for the periods is equivalent to comprehensive loss for the periods.

[c] Equity (Section 3251)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. This Section requires an enterprise to present a separate component of equity for each category of equity that is of a different nature, including the separation of net income, other comprehensive income, other changes in retained earnings, changes in contributed surplus, changes in share capital, and changes in reserves. For the three and nine months ended January 31, 2008, there were no additional items requiring separate disclosure.

[d] Financial Instruments (Sections 3855 and 3861)

Under the new standards, the Company is now required to classify: [i] its financial assets as either held-to-maturity, available-for-sale, held for trading, or loans and receivables; and [ii] its financial liabilities as either held for trading, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (continued)

[d] Financial Instruments (Sections 3855 and 3861) (continued)

As at May 1, 2007, the Company had the following financial assets and liabilities and selected the following classifications:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value.

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Technologies Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

Pursuant to the adoption of the new standards the Company has chosen for debt securities classified as other liabilities to net the costs of issuing the debt (less amortization), against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification of $473,259 from deferred transaction costs to the debt component of the convertible royalty participation units as at May 1, 2007. Prior to May 1, 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method.

Section 3855 also requires that the Company identify embedded derivatives that require separation from the related host contract and measure any embedded derivatives at fair value.

[e] Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

3.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of this standard.

[b] Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of these standards.

4.

INTANGIBLE ASSETS

The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of the factors affecting the carrying value of such assets. For the quarter ended January 31, 2008 the Company recorded a write-down (non-cash charge to operations) in the amount of $474,000 in respect of a technology acquired as part of our August 2004 merger with MitoKor which is not currently being actively developed.

5.

RESEARCH GRANT

During the three months ended July 31, 2007 the Company received a portion (US$57,812) of the grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies (see Subsequent Events note 13[a]). The Company recorded this grant in its accounts payable and accrued liabilities as at July 31, 2007 and reduces this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). For the three and nine months ended January 31, 2008 respectively the Company applied $20,421 and $33,883 against research and development expenses and at January 31, 2008 the carrying value of the grant liability is $24,152 (US$24,060) (April 30, 2007 - $nil). The MJFF grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $ (000’s)	Equity Component $ (000’s)

Balance, April 30, 2007	29,465	4,847	4,554
Accretion of royalty obligation	-	1,329	-
Deferred transaction costs (note 2[d])	-	(473)	-
Amortization of transaction costs (note 2[d])	-	2	-
Balance, January 31, 2008	29,465	5,705	4,554

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences.  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is payable as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

The carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the consolidated statement of loss. Deferred transaction costs associated with this financing are being amortized on the same basis as the convertible royalty participation units, using the effective interest method.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS (continued)

For the three and nine months ended January 31, 2008, the accretion of the convertible royalty participation units amounted to $466,792 and $1,328,900, respectively ($376,094 and $1,069,034 for the three and nine months ended January 31, 2007, respectively) and the amortization of the transaction costs was $18,606 and $2,098, respectively ($13,146 and $39,438 for the three and nine months ended January 31, 2007, respectively).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

7.

PREFERRED SHARES

	Number of Shares (000’s)	Amount $ (000’s)
Series A
Balance April 30, 2007	350	58
Converted into common shares pursuant to milestone payment (note 9[a][i])	(50)	(58)
Balance January 31, 2008	300	-

Series B
Balance April 30, 2007	1,000	58
Converted into common shares pursuant to milestone payment (note 9[a][i])	(50)	(58)
Balance January 31, 2008	950	-

Series D
Balance April 30, 2007 and January 31, 2008	4,000	-

Series E Balance April 30, 2007 Redeemed for cash	4,000 (4,000)	- -
Balance January 31, 2008	-	-

At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares had been achieved and the Company had delivered notice of its intent to convert those preferred shares into common shares. In May 2007 the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of the 50,000 Series A and 50,000 Series B preferred shares. At April 30, 2007 the 50,000 Series A and 50,000 Series B preferred shares had a carrying value of $57,798 and $57,798, respectively.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

7.

PREFERRED SHARES (continued)

The 5,250,000 Series A, Series B and Series D preferred shares outstanding at January 31, 2008 (April 30, 2007 – 5,350,000) represent up to US$5,250,000 (April 30, 2007 - US$5,350,000) in potential future milestone payments related to drug development programs and other assets acquired by the Company. Upon the achievement of any of the milestones, the applicable number of preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the preferred shares are uncertain, the preferred shares have been recorded at an aggregate value of US$5.

The milestone obligation relating to the 4,000,000 outstanding Series E preferred shares (representing up to US$4,000,000 in potential milestone payments) expired August 31, 2007 with no milestones being payable by the Company. In December 2007 the Company pursuant to the terms of the Series E preferred shares redeemed all 4,000,000 of the outstanding shares for the aggregate sum of US$1.

The 5,250,000 preferred shares outstanding as of January 31, 2008 have been classified as a liability.

8.  COMMITMENTS

[a]

Premises lease agreements

As at January 31, 2008 the Company has a total of $486,000 in future annual minimum lease commitments through December 2009 with respect to office and research premises in Vancouver, Canada including its new Vancouver office and research operations.

The San Diego lease expired on June 30, 2007 and the premises are currently being leased on a month-to-month basis.

[b]

Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at January 31, 2008 and April 30, 2007, there were no royalties payable.

 [ii]

As at January 31, 2008, the Company has commitments to fund approximately $890,000 in expenditures through October 2012 pursuant to research, manufacturing, and service agreements.  Of this amount, approximately $153,000 (US$153,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,925,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 7. Maintenance fees payable pursuant to two of these in-licensing agreements are US$55,000 annually (see Subsequent Events note 13[b]).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2007	94,237	124,994
Conversion of Series A preferred shares pursuant to milestone payment (note 7)	79	58
Conversion of Series B preferred shares pursuant to milestone payment (note 7)	79	58
Exercise of warrants	68	36
Transfer from contributed surplus of issue date fair value for warrants exercised (note 9[a][ii])	-	10
Balance, January 31, 2008	94,463	125,156

 [ii]

Contributed surplus

Amount $ (000’s)

Balance, April 30, 2007	7,830
Stock-based compensation (note 9[c])	236
Transfer to common share capital of issue date fair value for warrants exercised	(10)
Balance, January 31, 2008	8,056

Upon exercise of the warrants issued in connection with the May 2005 financing, a portion of the initial fair value of the warrants allocated to contributed surplus was reclassified from contributed surplus to common share capital (note 9a][i]).

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2007	4,071	0.94
Options granted	750	0.67
Options forfeited/expired	(560)	(1.33)
Balance, January 31, 2008	4,261	0.84

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[b] Stock options (continued)

 [ii]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at January 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.38-0.55	1,507	0.44	3.9	1,123	0.44
0.56-0.80	1,037	0.69	4.9	474	0.70
0.81-1.07	906	0.94	1.9	906	0.94
1.08-1.59	612	1.48	1.4	612	1.48
1.60-2.30	172	1.83	1.7	172	1.83
2.31-3.40	6	2.76	0.7	6	2.76
3.41-5.37	7	5.22	1.4	7	5.22
5.38-6.21	14	5.79	1.2	14	5.79
	4,261	0.84	3.2	3,314	0.92

The stock options expire at various dates between February 1, 2008 and June 11, 2015.

The maximum number of common shares that can be issued as at January 31, 2008 under the 1996, 2000 and 2006 Stock Option Plans inclusive of stock options outstanding at January 31, 2008 is 7,286,625 (April 30, 2007 – 7,286,625).

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $50,000 and $236,000 respectively for the three and nine months ended January 31, 2008 ($47,000 and $282,000 respectively for the three and nine months ended January 31, 2007) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $24,000 and $112,000, respectively (2007 - $14,000 and $64,000, respectively) being allocated to research and development and $26,000 and $124,000, respectively (2007 - $33,000 and $218,000, respectively) being allocated to general and corporate for the three and nine months ended January 31, 2008. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2008	2007	2008	2007
Annualized volatility	n/a	75.7%	76.1%	76.4%
Risk-free interest rate	n/a	4.0%	4.5%	4.3%
Expected life of options in years	n/a	6.5	5.5	5.6
Dividend yield	n/a	0.0%	0.0%	0.0%

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[c] Stock-based compensation expense (continued)

The weighted average fair value of stock options granted during the nine months ended January 31, 2008 was $0.45 (no options granted during the three months ended January 31, 2008) and ($0.38 and $0.31 for the three and nine months ended January 31, 2007, respectively). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[d] Warrants

[i]

As at January 31, 2008, the Company had warrants outstanding for the purchase of 18,190,301 (April 30, 2007: 19,241,474) common shares as follows:

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

580(1)	$0.45	May 31, 2008
884(2, 3)	$0.50	May 3, 2009
6,973(1)	$0.55	May 31, 2008
9,631(4)	$0.80	December 6, 2011
122(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
18,190	Average = $0.76(6)

[1]

Issued as part of the May 2005 public offering.

[2]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[3]

Issued to the agents as part of the May 2006 royalty unit financing.

[4]

Issued as part of the December 2006 bought deal public offering.

[5]

Assumed as part of the acquisition of MitoKor.

[6]

Weighted average exercise price using closing January 31, 2008 exchange rate of US$1.00 equals $1.0038.

[ii]

As at January 31, 2008, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[e] Deferred share units

Number of Units (000’s)

Balance, April 30, 2007 and January 31, 2008	160

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

The fair value of the 160,000 outstanding deferred share units based on the $0.345 closing price of the Company’s common shares on January 31, 2008 is $55,200 (April 30, 2007 - $124,800 at $0.78 share price). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at January 31, 2008 and April 30, 2007 with respect to the fair value of the outstanding deferred share units.

[f] Loss per common share

	Three months ended January 31,		Nine months ended January 31,
(thousands, except per share amounts)	2008	2007	2008	2007
Numerator: Loss and comprehensive loss for the period	(3,424)	(6,726)	(9,521)	(12,924)
Denominator: Weighted average number of common shares outstanding	94,464	87,497	94,464	78,767

Basic and diluted loss per common share	(0.04)	(0.08)	(0.10)	(0.16)

10.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $423,310 (April 30, 2007 - $999,403) and $10,375 (April 30, 2007 - $9,613), respectively, which are located in the United States. During the three and nine months ended January 31, 2008, nil and 100%, respectively of revenue was derived from one licensee in the United States (100% for the three and nine months ended January 31, 2007). At January 31, 2008, included in amounts receivable is $30,973 (April 30, 2007 - $27,812) due from this licensee.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

11.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.  During the three and nine months ended January 31, 2008, the Company incurred legal fees of approximately $112,000 and $320,000, respectively ($304,000 and $471,000, respectively for the three and nine months ended January 31, 2007) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at January 31, 2008, is approximately $112,000 (April 30, 2007 – $85,500) owed to this law firm.

12.

MATERIAL TRANSFER AND LICENSE OPTION AGREEMENT WITH SCHERING CORPORATION

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRONTM and certain technical and laboratory support and other services for the Company’s recently completed MX-3253 Phase IIb non-responder combination study in chronic HCV patients. In addition, the agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. In June 2007 the Company received notice from Schering that it would not enter into a second period of exclusivity to negotiate the terms of a license agreement. For the three and nine months ended January 31, 2008, the Company estimates that the value of the PEGETRONTM and lab testing services received by the Company to be approximately $nil and $4,000 respectively ($4,000 and $380,000 respectively for the three and nine months ended January 31, 2007) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in research and development expenses for the three and nine months ended January 31, 2008.

13.

SUBSEQUENT EVENT

[a]

The Company received a further US$57,812 of the grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research to evaluate MX-4565 in preclinical studies (see note 5).

[b] The Company provided notice to the University of Florida Research Foundation Inc. (UFRFI) of the termination of the license agreement between the Company and UFRFI. The license agreement relates primarily to the Company’s MX-4509 program that was written off in the year ended April 30, 2007. This termination will reduce the Company’s annual license maintenance fee commitments (note 8[b][iii]) to US$5,000 annually.